UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

        On May 5, 2022, Triterras, Inc. (the “Company”) held its 2021 annual general meeting of the Company’s shareholders (the “AGM”) at 9:00 a.m. (Singapore time). The AGM was held as a virtual meeting conducted by live audio webcast over the Internet, at https://www.cstproxy.com/triterras/2021, pursuant to notice duly given.

At the close of business on March 24, 2022, the record date of the AGM, there were 76,524,081 ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), outstanding and entitled to vote. At the beginning of the AGM, there were present at the AGM in person or by proxy shareholders holding approximately 58,773,862 Ordinary Shares, which constituted a quorum for the transaction of business at the AGM.

The matters that were voted upon at the AGM, and the number of votes cast for or against as well as the number of abstentions, as to each such matter are set forth below.

Proposal 1: Amendment to the Amended and Restated Articles of Association

Article 30.3 of the Amended and Restated Articles of Association of the Company was approved to be replaced in its entirety with the following:

30.3.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2021 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the board of Directors shall shorten the term of any incumbent Director.

The following votes were tabulated with respect to this matter:

For	Against	Abstain	Total
58,513,535	210,653	49,674	58,773,862

Proposal 2: Re-election of Srinivas Koneru as a Class I Director

Srinivas Koneru was re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended), with the following votes tabulated:

For	Against	Abstain	Total
58,235,759	497,972	40,131	58,773,862

Proposal 3: Re-election of Jayapal Ramasamy as a Class I Director

Jayapal Ramasamy was re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended), with the following votes tabulated:

For	Against	Abstain	Total
58,318,409	422,599	32,854	58,773,862

Proposal 4: Re-election of Kenneth Stratton as a Class I Director

Kenneth Stratton was re-elected as Class I Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended), with the following votes tabulated:

For	Against	Abstain	Total
57,874,232	863,703	35,927	58,773,862

Proposal 5: Current Directors of the Company

The Directors of the Company and the information contained in the table below was approved and ratified, effective immediately following the AGM:

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	November 10, 2020	2024 AGM
Jayapal Ramasamy	Class I	April 28, 2021	2024 AGM
Kenneth Stratton	Class I	November 10, 2020	2024 AGM
Alvin Tan	Class II	November 10, 2020	2022 AGM
Lilian Koh Nee Noi	Class II	April 28, 2021	2022 AGM
Yong-Moon Kim	Class II	April 28, 2021	2022 AGM
Richard M. Maurer	Class III	February 19, 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	January 29, 2021	2023 AGM

The following votes were tabulated with respect to this matter:

For	Against	Abstain	Total
57,867,999	871,246	34,617	58,773,862

Proposal 6: Ratification of Appointment of WWC, P.C. as the Company’s independent registered public accounting firm for fiscal year ended February 28, 2022

The appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ended February 28, 2022 was approved and ratified, with the following votes tabulated:

For	Against	Abstain	Total
58,653,933	109,640	10,289	58,773,862

Proposal 7: Proposed Subdivision

The subdivision of the 83,195,869 outstanding and issued Ordinary Shares, and 469,000,001 authorised but unissued Ordinary Shares, each at a ratio of not less than 1-for-2 and not greater than 1-for-20, with the exact ratio to be set within that range at the discretion of the Company’s board of directors on or before 5 May 2023 without further approval or authorisation of the shareholders of the Company, noting that the directors may alternatively elect not to effect the subdivision as authorised by shareholders of the Company, at their discretion, was approved with the following votes tabulated:

For	Against	Abstain	Total
57,990,404	719,765	63,693	58,773,862

Amendment to Amended and Restated Articles of Association.

        As disclosed above, at the AGM, the Company’s shareholders approved an amendment (the “Amendment”) to the Company’s Amended and Restated Articles of Association (the “Existing Articles”) to correct typographical errors in Article 30.3 of the Existing Articles. On May 6, 2022, the Company filed the Amendment with the Registrar of Companies of the Cayman Islands, which Amendment became effective as of the date of the AGM.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: May 10, 2022	By:	/s/ Srinivas Koneru
Name: Srinivas Koneru Title: Executive Chairman and
Chief Executive Officer

Exhibit No.	Description

3.1	Amendment to Amended and Restated Articles of Association.